Exhibit (a)(1)(N)

UNITEDHEALTH GROUP INCORPORATED

OFFER TO AMEND CERTAIN OUTSTANDING OPTIONS

ELECTION FORM

THIS FORM MUST BE COMPLETED AND RECEIVED BY UNITEDHEALTH GROUP

NO LATER THAN 11:59 P.M., CENTRAL TIME, ON JULY 9, 2007,

UNLESS THE OFFER IS EXTENDED.

Before completing and signing this election form, please make sure you received, read and understand the documents that make up the offer, including: (1) the Offer to Amend Certain Outstanding Options (the “Offer to Amend”); (2) the E-mail to All Eligible Employees; and (3) this election form. The offer is subject to the terms of these documents as they may be amended.

The offer provides eligible employees who hold eligible options the opportunity to (i) amend certain unexercised options, and (ii) receive a cash payment for such amended options, as described in Section 2 of the Offer to Amend. The offer expires at 11:59 p.m., Central Time, on July 9, 2007, unless extended. PLEASE FOLLOW THE INSTRUCTIONS ATTACHED TO THIS FORM.

If you participate in the offer, you will be required to accept the offer for all of your eligible options subject to the offer. You may not elect to accept the offer for only a portion of your eligible options.

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE

OFFER AS SET FORTH IN THE OFFER DOCUMENTS.

If you would like to participate in the offer with respect to the options listed below, please check “Yes” in the “Amend All Eligible Options” section underneath the summary description of your options. If you do not want to participate with respect to the options listed below, please check “No” in the “Amend All Eligible Options” section. If you do not mark your response in the “Amend All Eligible Options” section, your election with respect to the options will default to “No.”

If you elect “Yes” to amend all of your options, subject to withdrawal rights described in the Offer to Amend, the options will, upon our acceptance of your election, be irrevocably amended to increase the exercise price of such options on the last date on which this offer remains open for acceptance, which is expected to be July 9, 2007, unless extended. If you elect “No” with respect to the options, subject to withdrawal rights described in the Offer to Amend, the options will not be amended, their exercise prices will remain unchanged, you will not receive the cash payment with respect to the options, you may incur Section 409A taxes with respect to the options, and UnitedHealth Group will not reimburse you for your Section 409A taxes on the options.

You may withdraw or change your election as to your options at any time before the expiration of the offer by submitting a properly completed and electronically accepted election form (or properly signed, in the case of a paper election form) that indicates your change or withdrawal. Such new election form must be received by UnitedHealth Group by 11:59 p.m., Central Time, on July 9, 2007, unless extended.

Option Date	Option Number		Current Exercise Price Per Share	Amended Exercise Price Per Share (if offer is accepted)	Number of Unexercised Shares Subject to the Eligible Option

[ ]	[	]	[$ ]	[$ ]	[	]

If you elect to amend your Eligible Options and we accept your election, cash payable to you in January 2008 is estimated to be $                    , less applicable tax withholding. We will pay you interest on this estimated cash amount at a rate of 5.25% per year accruing from the expiration of the tender offer until, but excluding, the January 2008 payment date, less applicable tax withholding.

Amend All Eligible Options: Yes: ☐    No: ☐

Eligible Employee Signature	Employee Number

Eligible Employee Name (Please print)	E-mail Address	Date and Time

RETURN VIA FAX TO THE VICE PRESIDENT OF EMPLOYEE RELATIONS AT (952) 936-3052

NO LATER THAN 11:59 P.M., CENTRAL TIME, ON JULY 9, 2007

Agreement to Terms of Election

1. Offer Documents. I hereby acknowledge that I have read the documents related to the offer listed below:

•	Offer to Amend Certain Outstanding Options

•	Election form

•	Instructions to the election form

2. Electronic Communications. I acknowledge that the documents related to the offer and communications regarding the offer may have been delivered to me electronically. Such means of electronic delivery may have included, but did not necessarily include, the delivery of a weblink to a UnitedHealth Group Incorporated (“UnitedHealth Group”) intranet site, the delivery of a document via e-mail or such other means of delivery specified by UnitedHealth Group. By executing this Agreement, I acknowledge that I have read this provision and consent to the electronic delivery of the documents. I acknowledge that I may receive from UnitedHealth Group a paper copy of any documents delivered electronically at no cost to me by contacting UnitedHealth Group by e-mail or telephone using the contact information on the instructions to the election form. I further acknowledge that I will be provided with a paper copy of any documents if the attempted electronic delivery of such documents fails. Similarly, I understand that I must provide UnitedHealth Group with a paper copy of any documents if my attempted delivery of such documents electronically fails.

3. Election Form. I understand that I must fully complete the election form (and properly sign, in the case of a paper election form) and either electronically submit it to UnitedHealth Group via the offer website or return it via fax to the Vice President of Employee Relations at (952) 936-3052 prior to the expiration of the offer.

I further understand that UnitedHealth Group intends to send me an e-mail at my e-mail address listed below (or letter if I do not provide an e-mail address) within two U.S. business days after the submission of my election form. If I have not received an e-mail or other written confirmation within the two U.S. business days, I agree that it is my responsibility to confirm that UnitedHealth Group has received my complete submission.

4. Change or Withdraw Election. Until the expiration date, I will have the right to change or withdraw my election with respect to my eligible options. However, after the expiration date, I will have no further right to change or withdraw my election with respect to my eligible options. If UnitedHealth Group has not accepted my election by 11:59 p.m., Central Time, on August 7, 2007, I may withdraw my election at any time thereafter.

5. Cessation of Employment. If I cease to remain employed by UnitedHealth Group or any of its subsidiaries after I elect to participate with respect to my eligible options, but before UnitedHealth Group accepts my amendment election, my eligible options will not be amended, and I will not become entitled to any cash payment.

6. Termination or Amendment of the Offer. Under certain circumstances set forth in the offer documents, UnitedHealth Group may terminate or amend the offer and postpone its acceptance and amendment of the elections. In the event UnitedHealth Group does not accept my election to participate with respect to eligible options, those options will remain outstanding until they expire by their terms and will retain their current exercise price, current exercise terms and current vesting schedule.

7. Documentation Evidencing Amendment of the Options. Promptly after the expiration of the offer and upon UnitedHealth Group’s acceptance of my election, UnitedHealth Group will send me documentation evidencing the amendment of the options I elect to amend and my right to receive a cash payment for the eligible options I elected to have amended.

8. Important Tax Information. UnitedHealth Group will not give me tax advice with respect to the offer or specific to my individual circumstance and has advised me to consult with my own tax, financial and legal advisors regarding the federal, state and local tax consequences of participating or not participating in the offer.

I am not required to participate in the offer. However, if I do not elect to participate with respect to my eligible options or if those options are not otherwise amended pursuant to the offer, then I am solely responsible for Section 409A taxes with respect to those eligible options, and UnitedHealth Group will not reimburse me for any Section 409A taxes with respect to those eligible options.

9. No Recommendation. I understand that neither UnitedHealth Group nor UnitedHealth Group’s Board of Directors is making any recommendation as to whether I should accept or refrain from accepting the offer to amend my eligible options, and that I must make my own decision whether to elect to participate in the offer, after taking into account my own personal circumstances and preferences. I understand that the amended options resulting from the amendment of my tendered eligible options may decline in value and may be “out of the money” when I decide to exercise those options. I further understand that past and current market prices of UnitedHealth Group common stock may provide little or no basis for predicting what the market price of UnitedHealth Group common stock will be when UnitedHealth Group amends my tendered option or at any other time in the future.

10. Acceptance of the Terms of the Offer. My election through the procedures described in Section 5 of the Offer to Amend and the instructions to the election form constitute my acceptance of all of the terms and conditions of the offer. UnitedHealth Group’s acceptance of my elections for amendment will constitute a binding agreement between UnitedHealth Group and me upon the terms and subject to the conditions of the offer.

11. Election to Participate. I am the registered holder of the eligible options tendered hereby, and my name, employee identification number and other information appearing in this election form are true and correct. I hereby elect to participate in the offer with respect to my eligible options as previously identified in accordance with the Offer to Amend. I agree and understand that all of the eligible options that I have elected to participate in the offer will be amended by UnitedHealth Group.

E-mail address:

Employee number:

Signature:	Date: ______________

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. Delivery of Election Form. A properly completed and signed election form must be received by UnitedHealth Group Incorporated (“UnitedHealth Group”) by 11:59 p.m., Central Time, on July 9, 2007.

We intend to confirm the receipt of your election form by e-mail (or letter if you have not provided us with an e-mail address) within two U.S. business days after you submit your election form via the offer website or via fax to the Vice President of Employee Relations at (952) 936-3052. If you have not received an e-mail or other written confirmation within two U.S. business days, you must confirm that we have received your election form. You may call HRdirect at 1-800-561-0861 (press 1, then 7). It is your responsibility to ensure that we receive your election form by 11:59 p.m., Central Time, on July 9, 2007.

Our receipt of your election form is not by itself an acceptance of your election to amend. For purposes of the offer, we will be deemed to have accepted options that are validly tendered and are not properly withdrawn as of the time when we give written notice to the eligible employees generally of our acceptance of the options. We may issue this notice of acceptance by e-mail or other methods of communication.

We will not accept any alternative, conditional or contingent elections. Although it is our intent to send you an e-mail (or letter if you have not provided us with an e-mail address) that confirms our receipt of your election form, by signing your election form, you waive any right to receive any notice of the receipt of the election to amend your options, except as provided for in the Offer to Amend. Any confirmation of receipt sent to you will merely be a notification that we have received your election form and does not mean that your options have been amended. Your options with respect to which elections are accepted will be amended on the amendment date (but following the expiration of the offer), which is currently expected to be July 9, 2007, at 11:59 p.m., Central Time.

2. Elections. If you participate in this offer, you will be required to accept the offer for all eligible options subject to the offer. If you have exercised a portion of an eligible option grant, your election will apply to the portion that remains unexercised.

3. Withdrawal. If you have previously elected to accept the offer to amend your eligible options, you may withdraw the election for all of your eligible options at any time before the expiration of the offer, which is currently expected to be 11:59 p.m., Central Time, on July 9, 2007. If we extend the offer, you may withdraw your election for your eligible options at any time until the date and time of the extended expiration of the offer.

In addition, although we intend to accept all valid elections promptly after the expiration of the offer, if we have not accepted your election by 11:59 p.m., Central Time, on August 7, 2007, you may withdraw your election at any time after that date.

To validly change or withdraw your election, you must complete and deliver a new election form via the offer website or to us via fax to the Vice President of Employee Relations at (952) 936-3052 prior to the expiration of the offer. You should keep a copy of your revised election form with your other records for the offer. If you again change your mind, you may submit another election form and you will be bound by the last properly submitted election form we receive before the expiration of the offer. We must receive the properly completed and electronically accepted election form (or properly signed, in the case of a paper election form) before the expiration of the offer. The expiration of the offer will be at 11:59 p.m., Central Time, on July 9, 2007, unless we extend the offer.

4. Signatures on the Election Form; Other Information. If you make your election via the offer website, your election form must be electronically accepted. If you make your election via a paper election form, your election form must be properly signed. If the election form is signed by the eligible employee, the signature must correspond with the name as written on the face of the option agreement or agreements to which the options are subject without alteration, enlargement or any change whatsoever. If your name has been legally changed since your option agreement was signed, please submit proof of the legal name change via fax to the Vice President of Employee Relations at (952) 936-3052. If the election form is signed by a trustee, executor, administrator, guardian, attorney-in-fact or any other person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence satisfactory to UnitedHealth Group of the authority of such person to act in such capacity must be indicated on the election form. In addition to signing the election form, you must print your name and employee number and indicate the date and time at which you signed. You must also include your e-mail address to receive an e-mail confirmation.

You should keep a copy of the election form, after you have completed and signed it, and retain it for your records.

5. Irregularities. We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any elections that have been made that we determine are not in good order or that we determine are unlawful to accept. We will accept all proper elections that are made and that are not validly withdrawn, subject to the terms of the offer. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender of any particular options or for any particular eligible employee, provided that if we grant any such waiver, it will be granted with respect to all eligible employees and properly tendered options. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering eligible employee or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer. We will strictly enforce the election period, subject only to an extension that we may grant in our discretion.

6. Requests for Assistance or Additional Copies. You should direct general questions about the terms of the offer or any requests for additional copies of the Offer to Amend to HRdirect at 1-800-561-0861 (press 1, then 7). We will furnish additional copies of the Offer to Amend to you promptly and at our expense.

7. Important Tax Information. You should refer to Section 15 of the Offer to Amend, which contains important U.S. federal income tax information. We strongly recommend that you consult with your tax, financial and legal advisors regarding the federal, state and local tax consequences to you of participating or not participating in the offer.

IMPORTANT: THE COMPLETED AND SIGNED ELECTION FORM MUST BE RECEIVED BY UNITEDHEALTH GROUP BY 11:59 P.M., CENTRAL TIME, ON THE EXPIRATION DATE.